Mail Stop 3-5

      April 1, 2005

By U.S. Mail and Facsimile

Charles G. Raymond
Chief Executive Officer
Horizon Lines, Inc.
4064 Colony Road, Suite 200
Charlotte, North Carolina  28211

Re:	Horizon Lines, Inc.
	Registration Statement on Form S-1
	Filed March 2, 2005
	File No. 333-123073

	H-Lines Finance Holding Corporation
	Registration Statement on Form S-4
	Filed March 30, 2005
	File No. 333-123682

	Horizon Lines Holding Corporation
	Registration Statement on Form S-4
	Filed March 30, 2005
	File No. 333-123681


Dear Mr. Raymond:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. To the extent applicable, please revise the above-captioned
Forms
S-4 you filed March 30, 2005 to comply with our comments as set forth below.
2. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.
3. Provide a currently dated consent from the independent public accountant in the amendment.
4. Please provide us with any artwork you intend to use prior to printing the red herrings. The artwork you present on the inside front cover of the prospectus should provide clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose or language that strays beyond a limited scope will not be appropriate inside the front cover. Refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.
5. We note that there is a substantial amount of information regarding transactions that have occurred since the purchase of Horizon Lines by Castle Harlan Partners IV, L.P. on July 7, 2004. For simplicity and clarity purposes, please revise throughout the document to make it abundantly clear how the initial public offering is affected by the various transactions, and how the capitalization of Horizon Lines has been and will be affected by these transactions.
Consider using graphics to enable an investor to quickly grasp the impact of the various transactions on the capitalization of Horizon
Lines.
6. Revise throughout the entire document to substantially limit your use of defined terms. For example, you should avoid using common terms that are clear from its context, such as the "acquisition" and
"merger." We also note that you define Horizon Lines, Inc. as the "issuer." However, you do not consistently use this defined term throughout the document. If you chose to use any defined terms, please ensure that they are defined the first time you use them in the document or are clear from context.

Cover Page
7. Please clarify whether you have been approved to list your Class A common stock on the New York Stock Exchange. We note on page 118 that your common stock has been approved for listing on the New York
Stock Exchange. We also note on page 134 that an application has been made. If your application for listing has not yet been approved, please remove this forward-looking information from the cover page.
8. Consider adding bullet points to highlight how you intend to use the net proceeds from the initial public offering and rank these purposes in order of priority.
9. Please remove references to "Joint Book-Running Lead Managers" and
"Co-Managers."

Basis of Presentation, page ii
10. Please move the list of defined terms to the summary section or other appropriate section of the prospectus. The summary should directly follow the table of contents. In addition, please ensure the use of the defined term is clear from the context of the disclosure.

Prospectus Summary, page 1
11. It appears that the summary merely repeats, at length, information that appears later in the prospectus. The summary should be a concise and straightforward discussion of the most relevant details of your company and transactions related to your initial public offering. Please revise for brevity and balance.
12. Please disclose your net income and net loss available to common stockholders for the most recent audited period and interim stub. This will provide a financial snapshot, which will help investors understand the other material in the summary.
13. Please supplementally tell us why you believe investors might find Adjusted EBITDA a useful tool. See also additional comments on this issue in the Selected Consolidation and Combined Financial Data.

Our Company, page 1
14. Please delete your references to Horizon Lines as "the nation`s leading Jones Act container shipping and logistics company" or restate the statement as your belief.
15. We note that you identify a number of large consumer and industrial products companies here and several times throughout your prospectus. However, it is not clear how much each company actually attributes to your consolidated revenues. Please quantify here and in the Business section the percentage of your consolidated revenues attributed to each of the identified companies. In addition, consider limiting the number of references to each company in your prospectus if Horizon Lines is not materially dependent on the relationship with the respective company.
16. Please provide the basis for the various statistics you use throughout this section for investors, such as your growth rate.

Our Business Strategy, page 6
17. To the extent you discuss your strategy in the summary section, please revise disclosure to include a discussion of the risks associated with the implementation of your business strategy. Continue to organically grow our revenue, page 6
18. Please balance your disclosure to explain whether your operating costs have also increased during the past five years.
19. Please substantiate your belief that you are well positioned to achieve ongoing revenue growth in your markets.

Maintain leading information technology, page 7
20. Please revise to clarify the "additional capabilities" you incorporate into your Horizon IT system.
Reduce Operating Costs, page 8
21. Please either briefly explain the "specific cost-savings goals and objectives" employed and disclose these quantitative measures used to reduce operating costs or reference investors to this disclosure presented later in your prospectus.
22. It is not clear why you disclose your improvement in reducing operating costs as an "increase" in your EBITDA margin. Please either delete the reference here and in your Business section or supplementally explain the rationale for your disclosure.


Our Acquisition by the Castle Harlan Group, page 8
23. Due to the complex nature of the series of transactions as a result of the acquisition, it would be helpful if you briefly discuss the acquisition and subsequent developments concerning your capitalization here or other appropriate section in the summary and assign dates to each of these transactions.
24. Consider adding the beneficial ownership of CHP IV and its affiliates upon the commencement of this initial public offering.

Our Equity Sponsor, The Castle Harlan Group
25. Please either delete this section or limit this disclosure to explain the relationship between Horizon Lines and The Castle
Harlan
Group.

The Offering, page 10
26. Consider briefly describing the transactions that will occur immediately before the consummation of the initial public offering and following the consummation of the initial public offering.

Use of proceeds, page 10
27. We note that members of your management team or their family members will reinvest the proceeds from the special dividend to purchase your common stock. We also note that these persons will enter into agreements requiring them to purchase your common stock with their dividend proceeds. Supplementally explain the reasoning for the reinvestment. In addition, please file the reinvestment agreements as an exhibit to this registration statement.

Dividend policy, page 11
28. Add a reference to the risk that you may not have the necessary funds to pay dividends on your common stock.


Risk Factors, page 18
29. Please remove the qualifying language from the introductory paragraph as well as on page 37. Also, clarify in the introductory paragraph that you have included all material risks to your business and that are associated with this offering. All material risks should be described. If risks are not deemed material, please do not reference them.
30. Please add a risk factor about the risk that a significant amount of the proceeds will not be available to help Horizon Lines grow.

Our cash flows and capital resources may be insufficient, page 18
31. Please revise to disclose your debt to equity ratio in order to clarify the degree to which you are leveraged.

Financial and other covenants under our current and future indebtedness..., page 19
32. Please disclose the mandatory prepayment requirements under your senior credit facility in order for investors to understand the magnitude of this risk.
33. Please provide a separate risk factor highlighting the risk of bankruptcy and insolvency you describe in the last paragraph.
34. Please explain here or in a separate risk factor how restrictions on prepayment of principle could cause you to become bankrupt or insolvent.

A decrease in shipping volume in our markets will adversely affect our business, page 21
35. If applicable, please expand disclosure to describe any examples of previous cyclical or other recessions in the U.S. or in the markets such as Guam and the Jones Act markets that may have materially affected your operating results.


Our industry is unionized and strikes by our union employees or others in the industry..., page 22
36. We note that one of your collective bargaining agreements with the International Brotherhood of Teamsters is scheduled to expire in
2005. Please disclose the exact date on which it is scheduled to expire and whether negotiations have commenced. Consider either providing an example to demonstrate how disagreements with unionized employees may materially impact your operations or providing a cross-reference to disclosure on the 10-day labor interruption in your MD&A section.

We are subject to new statutory and regulatory directives, page 23
37. Please tailor the subheading to clearly identify the material impact the new statutory and regulatory directives will have on the company.

We are subject to, and may in the future be subject to, disputes, or legal or other proceedings..., page 28
38. Please consider providing a cross-reference to your business description section on page 89 where you provide more disclosure on the two pending actions before the Surface Transportation Board. In the Business description section, you should further define the role of the Surface Transportation Board in the legal proceeding you describe. For example, explain whether the Board`s decisions are carried out in an administrative proceeding.

If a substantial number of shares become available for sale and are sold in a short period..., page 32
39. Please highlight the material conditions of the stockholders agreement and voting trust agreement that will impact the number of shares eligible for sale after the lock-up agreements expire or provide a cross-reference to the appropriate section in the prospectus for more information.

Trademarks and Service Marks, page 38
40. It is unclear why you include trademarks, service marks and trade names of other companies in a prospectus for the initial public offering of your common stock. Supplementally explain how this information is material to investors in your common stock. Alternatively, delete trademarks, service marks and trade names of other companies used in this prospectus.


Industry and Market Data, page 38
41. We note the basis for some industry and market data is "independent industry publications" as well as other publicly available financial information and reports. Supplementally tell us what you mean by independent industry publications and disclose that when used in the prospectus, if appropriate.

Use of Proceeds, page 39
42. We note that your 11% senior discount notes and 9% senior notes
were sold in July and December 2004.  To the extent you incurred any
of the listed obligations within the past year, please describe the
use of proceeds of such indebtedness other than short term
borrowings
used for working capital.  Refer to Instruction 4 to Item 504 of
Regulation S-K.
43. Please quantify the approximate amount you expect to pay on the
11% senior discount note and 9% senior notes related redemption premiums. Also, please disclose the amount of prepayment penalty, if any.
44. Please disclose the total amount of debt you have outstanding under each of the notes you describe. Please also include the dates of maturity.
45. Disclose whether you have any current specific plans for the
$6.4
million that you will receive from management and their family members upon their reinvestment of the proceeds in your common stock.

Selected Consolidated and Combined Financial Data, page 51
46. Note 2 states that miscellaneous expense (income) includes bad debt expense, accounts payable discounts and accounting reserve adjustments. Please supplementally tell us the amount and nature of the accounting reserve adjustments in each period presented.
47. Note 6 states that management expects to use EBITDA to measure operating performance and that Adjusted EBITDA, which excludes additional items permitted in calculating covenant compliance, provides additional information to investors about certain material non-cash items and certain unusual items. Measures such as EBITDA and Adjusted EBITDA constitute non-GAAP financial measures. Accordingly, the presentations in your filing are subject to the disclosure requirements set forth in Item 10 of Regulation S-K.
It
appears from your presentation that Adjusted EBITDA is included as a second performance measure. In this regard, Item 10 (e) of Regulation S-K prohibits adjustments to eliminate items identified as non-recurring, infrequent or unusual when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. Further, for proposed adjustments involving recurring items, you must meet the burden of demonstrating the usefulness of any measure that excludes such an item. In addition, it appears that certain of the adjusting items are of a pro forma nature. Accordingly, on the basis of the information presented, it appears to us that your presentation of Adjusted EBITDA is not in accordance with Item 10 of Regulation S-
K. Please delete this measure from your filing, including the Prospectus Summary on page 1 and the Business section on page 70.
48. Please tell us, and revise to explain, why EBITDA is more useful to investors than net income or operating income. In the alternative, please revise to remove your discussion of EBITDA as a performance measure. See Item 10(e)(1)(i)(C) of Regulation S-K for guidance.

Management`s Discussion and Analysis, page 57

Critical Accounting Policies, page 58
49. Please expand and enhance disclosures in Critical Accounting Policies to address specifically why your accounting estimates or assumptions bear the risk of change (e.g., uncertainty attached to the estimate or assumption, difficulty in measuring or valuing, etc.)
and to analyze factors such as how you arrived at the estimates, how accurate the estimates or assumptions have been in the past, how much the estimates or assumptions have changed in the past, and whether the estimates or assumptions are reasonably likely to change in the future. For example, please expand your disclosure related to goodwill, purchase costs, and identifiable intangible assets to discuss how values were measured for identifiable intangibles, such as customer contracts and trademarks, and how their estimated useful lives were determined. Refer to FR-72 for guidance.


Results of Operations, page 61
50. Based on your disclosure on page 21 with respect to your commercial agreements with Maersk, it appears the uncertainty surrounding the expiration of these agreements at the end of 2007 should be discussed in MD&A. See Item 303(a)(3)(ii) of Regulation S-
K.
51. Where changes in results are attributed to more than one factor, please revise to quantify the impact of each factor. For example, you state that the increase in 2004 operating expense reflects the increase in container volume as well as an increase in fuel prices.
52. Pursuant to FR-72, please revise the disclosures in MD&A with respect to the following:

-	The overall presentation of MD&A, including prominence of
important information, providing an executive-level overview, use of tables to present dollar and percentage changes in material accounts, etc.; and

- 	The focus and content of MD&A, including focus on material
information, identification and disclosure of known trends and uncertainties, discussion and analysis of both past and prospective financial matters.
53. Please further explain your policies with regard to your shipping rates. If feasible, describe the extent to which you derive revenues from a fixed tariff system versus confidential negotiations with customers. We note, for example, that your current and future rate structure for your Guam shipping may be affected by a Surface Transportation Board decision. You should describe any uncertainties related to an adverse or favorable decision by the STB. For example, if possible, describe the extent to which you believe an adverse or favorable decision will impact your rate structure and how that could potentially impact your revenues. See Item 303 (a)(3)(ii) of Regulation S-K.


Liquidity and Capital Resources, page 65
54. You state that the increase in cash flows from operating activities from 2003 to 2004 is primarily the result of improved profitability before depreciation and amortization. However, it appears that the increase of accounts payable and accrued liabilities and the offsetting decrease of accounts receivable between the periods were equally as significant in affecting changes in cash flows. Please revise to expand disclosure of all significant factors affecting cash flows and explain the underlying reasons why these accounts changed.
55. You state that the increase in cash flows from operating activities from 2002 to 2003 is the result of improved profitability.
However, it appears that your profitability actually decreased over these periods. Please revise as appropriate.

Capital Requirements, page 66
56. In the first paragraph, it is unclear why you make reference to the purchase of vessels off of operating leases in your disclosure of cash expected to be used for investing activities in the next 12 months. According to your disclosure on page 80, you do not have any chartered vessels coming off of operating leases until July of 2007.
Supplementally tell us the composition of the $35.0 million you expect to spend in the next 12 months, and clarify your disclosures as appropriate.
57. Please revise to expand your disclosures of long-term capital requirements, particularly with respect to the purchase of vessels upon lease expiration. In this regard, state that you have the option to purchase these vessels at their fair market value.
Also,
with respect to the two vessels with charter termination dates in July of 2007, provide an estimate (or range of estimates) of the expected purchase price of these vessels, and state the expected source of funding in the event you elect to exercise your option to purchase these vessels.


Contractual Obligations, page 67
58. As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

Business, page 70

General
59. Please limit the use of repetitive information in your Business section. For example, we note the second paragraph and the last paragraph on page 73 are repeated elsewhere in this section.
Please
revise accordingly.

Sales and Marketing, page 77
60. Please delete your reference to Horizon Lines as having "the largest sales force" or restate the statement as your belief.

Customers, page 77
61. Please clarify in your third paragraph whether your customer contracts are non-exclusive.

Operational Excellence - Information Technology Capabilities, page
79
62. Please substantiate the phrase "best-in-class technology". In addition, please disclose the "global standards" that your technology supports.

Legal Proceedings, page 88
63. Please revise to quantify the potential damages that could be awarded to the Government of Guam in the event the STB adopts the plaintiff`s methodology in determining "rate reasonableness" under the ICCTA. See Item 103 of Regulation S-K.

Summary Compensation Table, page 93
64. Your current discussion relating to the effect of the options received by Mr. Raymond and Mr. Urbania located in the footnotes to the compensation tables and elsewhere in this section is confusing.
Your discussion of the options received by "certain members" of your management team and their family members on page 101 is also confusing. For example, it is not clear how the election to receive compensation from the July 7, 2004 merger transaction affected Mr. Raymond and Mr. Urbania. Also, the reference to "portion" does not clearly reflect the amount of securities and cash consideration received by the relevant parties. Please revise accordingly. We may have further comment upon review.
65. Supplementally explain why you have not completed the information required under the respective compensation tables.

Restricted Stock Issuance and Sale, page 101
66. Supplementally explain why you first disclosed your intention to issue restricted stock to 14 members of your management team in the offering circular for your 9% senior discount notes. Also, provide your analysis on why such disclosure would not affect your reliance from registration under Section 4(2) of the Securities Act.

Historical Transactions Summary, page 105
67. Consider providing a chronological table to show how the series of transactions resulted in the creation of Horizon Lines, Inc. Inserting boldface subheadings for each paragraph and bullet points for each transaction may also help investors follow your presentation. To the extent feasible, you should describe the business purpose for structuring the transaction in this way. In addition, please limit your reliance on defined terms in this section.

Certain Relationships and Related Party Transactions, page 108
68. If material, please quantify the ongoing annual fee equal to
3%
of the equity investments made by CHP IV and its affiliates at the closing of the acquisition.
69. Please explain how the parties determined to pay an annual fee equal to 3% of each equity contribution. For example, describe your methodology for compensating CHP IV this amount as consideration for business and organizational strategy, financial and investment management.


Relationships Existing Prior to Acquisition, page 112
70. In an appropriate section, please disclose the material terms of the sublease agreements with affiliates of CSX Corporation. We note that you intend to request confidential treatment for portion of certain agreements.

Underwriting, page 133
71. Please supplementally confirm, if true, that the procedures you intend for electronic format of the offering have been approved by the staff.
72. Please provide us with all materials that you will provide to potential purchasers of any shares in the directed share program.

Report of Independent Registered Public Accounting Firm, page F-2
73. Your audit report and financial statements refer to H-Lines Holding Corp. as being the entity formed to acquire Horizon Lines Holding Corp., whereas other sections of your registration statement refer to Horizon Lines, Inc. as the acquiring entity and issuer. Please revise as appropriate.

Consolidated and Combined Statements of Operations, page F-4
74. In the Management`s Discussion and Analysis section, you state that the revenue gain in 2003 and 2004 were partly attributable to increases in fuel surcharges over preceding periods. Please supplementally quantify for us the amount of fuel surcharges in each of the last three years. To the extent the amounts have varied materially or are material to your reported results, please revise to separately present these revenues in your consolidated and combined statements of operations.

Consolidated and Combined Statements of Cash Flows, page F-5
75. We note the amounts of deferred income taxes shown in your consolidated and combined statements of cash flows do not agree to amounts shown in the first table of Note 14 for all periods presented. Supplementally tell us why these amounts differ and make any necessary revisions.
76. We believe expenditures for drydocking are not an investment
and
should be presented in the operating activities section. We note that overhaul costs are normal recurring operating costs, rather than investment decisions or expenditures that significantly extend the life of the asset. These overhaul costs are similar to repair and maintenance expenditures and the treatment of these costs in the statement of cash flows should not be impacted by the various accounting methods employed to account for these expenditures. In this regard, some companies estimate and accrue (i.e. accrual method)
these expenditures over the period between drydockings while others
may expense such expenditures as incurred (i.e. direct expense method). As such, the classification of these expenditures will be appropriately reflected within operating activities in the
statement
of cash flows.   Although you defer the drydocking expenditures
when
incurred and amortize them over the benefited period (until next planned drydocking), the treatment in the cash flow statement should not differ based on the accounting method chosen to account for such
expenditures.   Accordingly, please revise your consolidated and
combined statements of cash flows to reflect vessel drydocking payments as an operating activity.

Note 1 - Basis of Presentation and Operations, page F-7
77. With respect to the purchase price allocation set forth in the table on the top of page F-8, it is unclear to us why a greater portion of the purchase price has not been allocated to customer contracts. In this regard, we note the disclosure on page 77 that most of your revenue is generated through customer contracts and that your customer relationships extend far beyond the length of any given contract. Supplementally provide us with a summary of the assumptions underlying your allocation to customer contracts. In your response, tell us whether you considered contract extensions in determining the value of your customer contracts.

Note 2 - Significant Accounting Policies, page F-10

Revenue Recognition
78. It appears you recognize revenues and corresponding costs at the
time cargo departs the port of origin based on method 2 in EITF
91-9.
Although this EITF consensus only specifies that method 1 is not acceptable, and the SEC Observer solely stated that a change in method 1 to method 2 would not be appropriate, method 2 is not a
preferable method.   We believe registrants that use method 2 must
demonstrate that the effect of using method 2 over a preferable method has not been materially different on a quarterly and annual basis. In this regard, disclosure in the financial statements should be expanded to provide management`s representation that use of method
2 over a preferable method has not materially impacted the
historical
financial statements on both a quarterly and annual basis.   In
the
alternative, if material, you should change to a preferable method.


Vessel Drydocking
79. You state that U.S. Coast Guard regulations generally require that vessels be drydocked twice every five years, and that these costs are amortized over a 30-month period. In your property and equipment policy you state that routine maintenance, repairs, and removals are charged to expense. Please revise to clarify that only the costs of regulatory drydockings are capitalized and to explain how you account for all other drydocking costs.

Note 6 - Long Term Debt, page F-16
80. In order to be consistent with the table on page 67 that sets forth your contractual obligations, please revise the table listing amounts due under long-term debt arrangements in Note 6 to include the full $160 million principal amount due on maturity of the 11% senior discount notes. Please also consider providing disclosure to explain the difference between the amount of long-term debt reported on the balance sheet and the aggregate maturities of long-term debt presented in this table. Refer to paragraph 10b of SFAS 47.
81. Please revise your descriptions of the various debt instruments to ensure that all material terms are accurately described. For example, you do not describe the annual $2.5 million amortization of the senior secured term loan and you state that the 11% senior discount notes are due in 2008, rather than 2013.

Note 8 - Equity, page F-17
82. Since the preferred shares described in Note 8 have been classified outside the equity section of your balance sheets, please re-title Note 8 accordingly.
83. With respect to your non-mandatorily redeemable Series-A preferred stock, please revise to disclose the number of shares authorized, issued, and outstanding and the changes in the number of shares for each period, in accordance with Rule 5-02.29 of Regulation
S-X. Please revise to disclose all other significant terms of the preferred shares, such as per share redemption value and term, if applicable. In addition, please revise to disclose your basis for the 10 percent discount rate used in valuing these shares as well as the one year period over which you are accreting the discount.

Note 15 - Commitments and Contingencies, page F-25
84. Please revise your disclosure of the agreements with Maersk to describe why you believe the agreements are commitments or contingencies and to quantify the amounts of expected commitments, as appropriate. Also, you state that your agreements with Maersk were negotiated during the fourth quarter of 2004 for a term of two years.
However, on page 81, you state the agreements were renewed in May 2004 and now expire at the end of 2007. Please revise or explain supplementally.
85. You state that legal actions are pending in which claims are made in substantial amounts. It is not clear whether the likelihood of adverse outcomes of these legal actions is other than remote. Please significantly revise and expand your disclosures to discuss all significant legal contingencies and provide the appropriate disclosures with regard to likely outcomes, probable losses, and reasonably possible losses, or ranges thereof, on a case by case basis as required by SFAS 5.

Note 17 - Subsequent Events, page F-26
86. We note that you recently sold common stock to members of management and certain directors at a price of $8.00 per share. Sales of common stock to employees, directors or others within one year prior to the filing of an initial public offering are presumed to be compensatory if such sales are at a price below the initial offering price. Accordingly, we may have further comment after you disclose the estimated price range of your initial public offering.

Schedule II - Valuation and Qualifying Accounts, page F-27
87. We note that the balance of the accounts receivable reserve was
$42.2 million on February 26, 2003 and $14.8 million on February
27,
2003. Please supplementally explain to us the reason for the material change in the reserve as a result of the February 27, 2003 purchase transaction. In this regard, we note that no change in the reserve occurred as a result of the merger on July 7, 2004.

Part II

Recent Sales of Unregistered Securities, page II-3
88. Please disclose the aggregate consideration per class of securities and the total aggregate consideration for each class in your tables.
89. For each transaction, please provide all information required by
Item 701 of Regulation S-K, including a more detailed description of the grounds for your reliance on the exemption(s) from registration.
We may have further comment upon review of your analysis.
90. We note on page 101 that you issued options to certain members of your management team or their family members in connection with the
July 7, 2004 merger.  Please disclose the information required by
Item 701 with regard to these options, including the exemption from registration under the Securities Act that you relied upon.
91. Please reconcile the number of shares Series A preferred stock issued to Stockwell Fund, L.P. on October 15, 2004 with your disclosure on page 106.

Signatures, page II-8
92. Please indicate which person is signing the registration statement in the capacity as the controller or chief accounting officer. Refer to Instruction 1 to the Signatures section of Form S-
1.

Closing

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

   We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Lyn Shenk, Assistant Chief Accountant at
202-
824-5369, or David Humphrey, Branch Chief - Accountant at 202-942-1995 if you have questions regarding comments on the financial statements and related matters. Please contact Johanna Vega Losert at (202) 942-2931, Attorney-Adviser, or me at (202) 942-2882 with any
other questions.

      				Sincerely,



							Attorney-Adviser
							Jennifer G. Williams





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Ronald Jackson
Horizon Lines, Inc.
April 1, 2005
Page 19